

June 18, 2010

Phillip Perillo, CFO
Life Quotes, Inc.
8205 S. Cass Avenue, Suite 102
Darien, IL 60561

> **Re: Life Quotes, Inc.**
> **Schedule 14D-9**
> **Filed on June 17, 2010**
> **File No. 005-56673**

Dear Mr. Perillo:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the Special Committee unanimously recommended, on your behalf, that your stockholders accept the Offer and tender their shares of common stock pursuant to the tender offer. As such, Life Quotes is considered to be engaged in the going private transaction. For guidance, refer to Question 101.03 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3. Please file a Schedule 13e-3. In addition, because you are loaning $19 million to LQ Acquisition to fund the tender offer, it appears that you are a bidder in the tender offer that needs to file a Schedule TO-I. For guidance, refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Reasons for the Special Committee's Recommendation, page 11

2.   For each factor supporting the recommendation, revise to explain why it supports the recommendation. For example, but without limitation, it is unclear why the disclosure concerning the company's operating performance, and financial and business projections, supports the recommendation.

Additional Information, page 24

3.   In the second paragraph, you state that your discussion of appraisal rights is not a complete statement of law pertaining to appraisal rights under Delaware law and is not purported to be a complete statement. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material appraisal rights under Delaware law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (312) 277-6486
        David J. Kaufman, Esq.
        Duane Morris LLP